Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-51690


                                   TCPI, INC.

                           Prospectus Supplement No. 1
                     (To Prospectus Dated December 12, 2000)

         You should read this prospectus supplement and the related prospectus carefully before you invest. Both documents contain information you should consider when making your investment decision.

         The "Recent Developments" section of the prospectus is updated as follows:

         On December 20, 2000, Jack L. Aronowitz resigned as a director of TCPI. The resignation of Mr. Aronowitz reduced our board to five directors.

         The "Legal Proceedings" section of the prospectus is updated as follows:

         Paragraph 5 under "Litigation With Former Chairman And Certain Family Limited Partnerships" is revised to read in its entirety as follows:

5. On November 9, 2000, we commenced an action in the United States District Court, Southern District of Florida - Case No.00-7656-CIV - against the Aronowitz Delaware 2 Family Limited Partnership, a Delaware limited partnership and successor to the maker of a negotiable promissory note dated August 28, 1998 in the amount of $750,000. Mr. Aronowitz is a limited partner in the defendant family partnership and the guarantor of the note. The action was commenced after a scheduled payment on the loan was not made by the family limited partnership, and the principal amount of the loan was accelerated. We are seeking the balance due on the loan, approximately $713,000 together with attorneys' fees. The net amount due Mr. Aronowitz under the termination without cause provision of his Employment Agreement (after deductions for taxes) as well as any other amounts due Mr. Aronowitz from us are being applied periodically to the reduction of Mr. Aronowitz' Guaranty obligation to TCPI. On December 15, 2000, we voluntarily dismissed this complaint without prejudice and refiled the case on the same day in the Superior Court of the State of Delaware in and for New Castle County, Case No. 00-12-131.

          THE DATE OF THIS PROSPECTUS SUPPLEMENT IS DECEMBER 20, 2000.